FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 18, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES SALE OF APPX. 0.93% OF ITS
ISSUED SHARE CAPITAL BY OPTION HOLDERS

NETANYA, Israel, August 17, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the “Company”) announced today that employees and members of senior management of the Company have entered into agreements to sell an aggregate of 933,348 shares of the Company, constituting approximately 0.93% of the Company’s issued share capital, to financial institutions. The shares had been issued by the Company to such employees and senior management upon their exercise of vested options granted by the Company under its 2006 Share Incentive Plan. The sale is scheduled to be completed today. The Company understands that the purchasers intend to place such shares for sale outside the United States to non-US investors.

The shares have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, the shares may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933).

For additional details on the Company’s Share Incentive Plan, see the Company’s most recent annual report for the year ended December 31, 2013 on Form 20 -F under “ITEM 5. Operating and Financial Review and Prospects – A. Operating Results – Overview – 2006 Share Incentive Plan” and under “ITEM 6. Directors, Senior Management and Employees - E. Share Ownership – 2006 Share Incentive Plan”.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.029 million subscribers (as at June 30, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact	Investor Relations Contact
Shlomi Fruhling	Ehud Helft
Chief Financial Officer	GK Investor & Public Relations In partnership with LHA
investors@cellcom.co.il	cellcom@GKIR.com
Tel: +972 52 998 9755	Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 18, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary